SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 27, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

3Q18 Earnings Release

Banco Macro Announces Results for the Third Quarter of 2018

Buenos Aires, Argentina, November 27, 2018 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2018 (“3Q18”). All figures are in Argentine pesos (Ps.)

As from FY2018 Banco Macro results are reported in accordance with Communication “A” 6114 of the Central Bank of Argentina (Convergence of accounting standards to IFRS -International Financial Reporting Standards-). Figures for FY2017 have been restated in accordance with IFRS and some items have been reclassified in order to make comparisons between periods possible.

Summary

•  The Bank’s net income totaled Ps.3.8 billion in 3Q18. This result was 22% higher than the Ps.3.1 billion posted in 2Q18 and 39% higher than in 3Q17. In 3Q18, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 27.8 % and 5.6%, respectively.

•  In 3Q18, Banco Macro’s financing to the private sector grew 11% or Ps.16.7 billion quarter over quarter (“QoQ”) totaling Ps.167.9 billion and increased 43% or Ps.50.7 billion year over year (“YoY”). In the quarter, growth was driven by commercial loans, among which Overdrafts, Others and Documents stand out, which grew 52%, 31% and 14% QoQ, respectively. Meanwhile within consumer loans, mortgage loans and personal loans rose 9% and 3% QoQ, respectively.

•  In 3Q18, the efficiency ratio reached 39.1%, better than the 41.9% posted in 2Q18 and the 41.6% in 3Q17.

•  In 3Q18, Banco Macro’s total deposits grew 18% QoQ, totaling Ps.212.6 billion and representing 82% of the Bank’s total liabilities. Private sector deposits grew 20% QoQ.

•  Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.44.1 billion 26.4% regulatory capital ratio – Basel III and 18.9% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 51.7% of its total deposits in 3Q18.

•  In 3Q18, the Bank’s non-performing to total financing ratio was 1.63% and the coverage ratio reached 131.05%. Banco Macro continued showing outstanding asset quality metrics, with one of the lowest non-performing to total financing ratio in the industry.

3Q18 Earnings Release Conference Call Wednesday, November 28, 2018 Time: 10:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time	IR Contacts in Buenos Aires: Jorge Scarinci Chief Financial Officer

To participate, please dial:

Argentina Toll Free:

(011) 3984 5677

Participants Dial In (Toll Free):

+1 (844) 450 3847

Participants International Dial In:

+1 (412) 317 6370

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 11/28/2018 through 12/12/2018	Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.ri-macro.com.ar

With the presence of: Jorge Pablo Brito (Vice Chairman), Gustavo Manriquez (CEO) and Jorge Scarinci (CFO).

3Q18 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

3Q18 Earnings Release

Results

Earnings per outstanding share were Ps.5.78 in 3Q18, 24% higher than 2Q18 and 41% higher than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Net income -Parent Company- (M $)	2,733.6	3,103.0	3,542.1	3,115.7	3,828.2	23%	40%
Average # of shares outstanding (M)	668.2	669.7	669.7	669.7	662.2	-1%	-1%
Average #of treasury stocks (shares repurchased) (M)	0.0	0.0	0.0	0.0	7.5	100%	100%
Book value per avg. Outstanding share ($)	64.9	69.8	75.1	75.2	76.1	1%	17%
Shares Outstanding (M)	669.7	669.7	669.7	669.7	648.2	-3%	-3%
Earnings per avg. outstanding share ($)	4.09	4.63	5.29	4.65	5.78	24%	41%

Book value per avg. issued ADS (USD)	37.59	37.18	37.28	26.06	18.62	-29%	-50%
Earnings per avg. outstanding ADS (USD)	2.36	2.47	2.64	1.61	1.41	-12%	-40%

Banco Macro’s 3Q18 net income of Ps.3.8 billion was 22% or Ps.695 million higher than the previous quarter and 39% or Ps.1.1 billion higher YoY. This result represented an accumulated ROAE and ROAA of 27.8 % and 5.6% respectively.

Net operating income (before G&A and personnel expenses) was Ps.12.9 billion in 3Q18, increasing 41% or Ps.3.7 billion YoY.

Operating income (after G&A and personnel expenses) was Ps.5.5 billion in 3Q18, 31% or Ps.1.3 billion higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of 6.1x assets to equity ratio.

INCOME STATEMENT	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Net Interest Income	6,085.9	7,405.2	7,941.1	9,092.8	10,322.8	14%	70%
Net fee income	1,576.7	1,414.7	1,650.6	1,906.6	2,085.0	9%	32%
Subtotal (Net Interest Income + Net Fee Income)	7,662.6	8,819.9	9,591.7	10,999.4	12,407.8	13%	62%
Net Income from financial instruments at fair value through P&L	211.1	199.1	249.2	-46.3	498.9	1178%	136%
Income from assets at amortized cost	18.4	-26.1	-2.9	-	-3.0	-100%	-116%
Differences in quoted prices of gold and foreign currency	578.0	255.0	150.6	-1,012.3	-1,244.4	23%	-315%
Other operating income	1,050.8	1,177.1	1,304.0	1,375.7	1,985.7	44%	89%
Provision for loan losses	343.1	421.8	566.8	571.3	732.3	28%	113%
Net Operating Income	9,177.9	10,003.3	10,725.8	10,745.2	12,912.7	20%	41%
Employee benefits	1,928.3	2,185.4	2,017.7	2,443.1	2,719.8	11%	41%
Administrative expenses	1,186.6	1,394.2	1,402.0	1,549.5	1,775.8	15%	50%
Depreciation and impairment of assets	145.0	179.5	162.9	172.6	186.5	8%	29%
Other operating expenses	1,690.1	2,097.4	2,029.2	2,317.6	2,693.0	16%	59%
Operating Income	4,227.8	4,146.8	5,114.0	4,262.4	5,537.6	30%	31%
Result from associates & joint ventures	45.9	108.3	75.4	145.1	12.4	-91%	-73%
Result before taxes from continuing operations	4,273.7	4,255.1	5,189.4	4,407.5	5,550.0	26%	30%
Income tax	1,519.7	1,123.2	1,624.9	1,270.7	1,717.7	35%	13%
Net income from continuing operations	2,754.0	3,131.9	3,564.5	3,136.8	3,832.3	22%	39%

Net Income of the period	2,754.0	3,131.9	3,564.5	3,136.8	3,832.3	22%	39%
Net income of the period attributable to parent company	2,733.6	3,103.0	3,542.1	3,115.7	3,828.2	23%	40%
Net income of the period atributable to minority interest	20.4	28.9	22.4	21.1	4.1	-81%	-80%

3

3Q18 Earnings Release

The Bank’s 3Q18 net interest income totaled Ps.10.3 billion, 14% or Ps.1.2 billion higher than in 2Q18 and 70% or Ps.4.2 higher YoY.

In 3Q18 interest income totaled Ps.16.8 billion, 23% or Ps.3.2 billion higher than in 2Q18 and 90% or Ps.7.9 billion higher than in 3Q17.

Income from interest on loans and other financing totaled Ps.12.3 billion, 19% or Ps.2.0 billion higher compared with the previous quarter and 72% or Ps.5.2 billion higher than a year ago.

In 3Q18 income from government and private securities increased 39% or Ps.1.3 billion QoQ and 168% or Ps.2.8 billion compared with the same period of last year. 91% of this result is explained by income from government and private securities through other comprehensive income (Central Bank Notes) and the remaining 9% is explained by income of government and private securities at amortized cost. This positive result more than offset the loss sustained by the short dollar position.

In 3Q18 Differences in quoted prices of gold and foreign currency decreased Ps.232 million, totaling a Ps.1.2 billion loss, due to the 42% argentine peso depreciation against the US dollar and the Bank’s short dollar position. So far in FY2018 FX losses have been related to:

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY	MACRO Consolidated			Variation QoQ
In MILLION $	1Q18	2Q18	3Q18%		$

Translation of FX assets and liabilities to Pesos	21.0	-1,336.5	-1,759.1	32%	-422.6
Income from foreign currency exchange	129.6	324.2	514.7	59%	190.5
	150.6	-1,012.3	-1,244.4	23%	-232.1

INTEREST INCOME	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Interest on Cash and due from Banks	6.1	6.7	3.0	2.0	4.7	135%	-23%
Interest from government securities	1,606.4	2,005.6	2,087.0	3,144.1	4,380.2	39%	173%
Interest from private securities	52.3	-0.2	52.2	50.2	71.2	42%	36%
Interest on loans and other financing
To the financial sector	125.5	177.7	166.9	204.5	311.8	52%	148%
To the public non financial sector	0.0	0.0	0.0	0.0	0.0	0%	0%
Interest on overdrafts	680.0	753.8	780.6	961.7	1,448.1	51%	113%
Interest on mortgages loans	208.8	228.5	578.6	785.0	1,101.0	40%	427%
Interest on pledged loans	133.5	141.8	148.8	142.6	142.2	0%	7%
Interest on personal loans	3,774.3	4,197.5	4,574.9	5,021.2	5,446.8	8%	44%
Interest on credit cards loans	1,064.3	1,212.3	1,356.2	1,545.2	1,788.3	16%	68%
Interest on financial leases	29.3	31.4	33.9	33.8	39.6	17%	35%
Interest on other loans	1,172.3	1,586.6	1,519.5	1,680.7	2,067.5	23%	76%
Interest on Repos
From the BCRA	15.1	71.4	15.6	7.1	0.0	-100%	-100%
Other financial institutions	1.6	28.1	19.5	38.7	7.7	-80%	381%
Total Interest income	8,869.5	10,441.2	11,336.8	13,616.8	16,809.1	23%	90%

Income from Interest on loans	7,188.0	8,329.6	9,159.5	10,374.7	12,345.3	19%	72%

The Bank’s 3Q18 interest expense totaled Ps.6.5 billion, increasing 43% (Ps.2 billion) compared to the previous quarter and 133% (Ps.3.7 billion) compared to 3Q17.

In 3Q18, interest on deposits represented 88% of the Bank’s total interest expense, increasing 47% or Ps.1.8 billion QoQ. This increase was mainly driven by a 334b.p increase in the average interest rate on time deposits and a 22% increase in the average volume of time deposits. On a yearly basis, interest on deposits increased 139% or Ps.3.3 billion.

Expenses related to interest on corporate bonds increased 45% or Ps.78 million, due to the argentine peso depreciation in the quarter.

4

3Q18 Earnings Release

Expenses related to interest on repos with other financial institutions increased 170% or Ps.41 million in 3Q18.

INTEREST EXPENSE	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Deposits
Interest on checking accounts	0.0	0.0	0.0	0.0	142.1	100%	100%
Interest on saving accounts	30.7	37.1	53.6	64.2	91.1	42%	197%
Interest on time deposits	2,352.0	2,618.8	2,955.9	3,813.8	5,463.6	43%	132%
Interest on other financing from BCRA and financial inst.	17.2	14.5	13.4	21.6	47.6	120%	177%
Repos
Other financial institutions	51.8	30.8	31.0	24.3	65.7	170%	27%
Interest on corporate bonds	202.7	203.3	200.8	422.2	405.8	-4%	100%
Interest on subordinated bonds	122.3	126.8	139.1	174.4	252.1	45%	106%
Interest on other financial liabilities	6.9	4.6	1.9	3.5	18.3	423%	165%
Total financial expense	2,783.6	3,035.9	3,395.7	4,524.0	6,486.3	43%	133%

Expenses from interest on deposits	2,382.7	2,655.9	3,009.5	3,878.0	5,696.8	47%	139%

As of 3Q18, the Bank’s net interest margin was 15.3%, higher than the 15.2% posted in 2Q18.

ASSETS & LIABILITIES PERFORMANCE	MACRO Consolidated
In MILLON $	3Q17		4Q17		1Q18		2Q18		3Q18
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Cash and Deposits in Banks	37,902.5	0.1%	43,217.9	0.1%	32,708.3	0.0%	35,266.5	0%	54,562.8	0%
Goverment & Securities at fair value trhough P&L	541.8	17.9%	4,041.2	18.7%	1,059.6	64.4%	949.5	-2.0%	1,694.6	-1.0%
Loans & Other Financing
Public Sector	1,685.6	27.3%	1,561.5	36.8%	1,881.5	30.2%	1,937.2	32.2%	2,166.7	45.1%
Financial Sector	2,771.0	20.4%	2,371.3	29.7%	3,228.7	11.8%	3,624.4	21.5%	4,234.7	15.0%
Private Sector	112,057.0	24.5%	125,248.9	25.3%	133,915.6	26.9%	145,808.9	27.7%	155,049.6	30.3%
Other debt securities	33,521.2	21.2%	66,911.3	12.0%	34,532.5	25.5%	40,264.8	31.3%	42,518.3	43.4%
Other interest-earning assets	4,807.3	3.0%	6,366.2	7.2%	8,756.8	2.9%	9,260.2	1.7%	9,705.0	2.2%
Total interest-earning assets	193,286.4	18.5%	249,718.3	16.9%	216,083.0	21.6%	237,111.5	23.0%	269,931.7	24.9%

Non interest-earning assets	8,737.9		11,147.9		10,718.4		10,792.3		11,456.2
Total Average Assets	202,024.3		260,866.2		226,801.4		247,903.8		281,387.9

Interest-bearing liabilities
Deposits
Public Sector	15,132.1	5.1%	10,256.4	7.0%	13,865.7	7.1%	14,499.7	8.4%	16,986.9	12.6%
Financial Sector	69.5	0.0%	77.5	0.0%	97.2	0.0%	111.2	0.0%	0.0	0.0%
Private Sector	117,021.9	7.6%	121,986.5	8.2%	130,993.4	8.8%	143,472.9	10.2%	167,919.4	12.4%
BCRA and other financial institutions	2,047.8	2.3%	1,630.3	1.8%	736.5	6.9%	1,058.0	7.6%	2,885.7	8.9%
Corporate bonds	4,808.4	16.7%	4,669.1	17.3%	4,809.4	16.9%	7,746.3	21.9%	7,119.9	22.6%
Subordinated bonds	6,976.4	7.6%	7,180.9	7.6%	7,986.8	7.1%	9,474.3	7.5%	12,987.1	7.7%
Other interest-bearing liabilities	292.4	62.6%	1,015.7	18.7%	601.1	20.9%	347.6	35.0%	540.1	48.3%
Total interest-bearing liabilities	146,348.5	7.7%	146,816.4	8.4%	159,090.1	8.8%	176,710.0	10.4%	208,439.1	12.5%

Total non interest-bearing liab. & equity	55,675.8		114,049.8		67,711.3		71,193.8		72,948.8

Total Average Liabilities & Equity	202,024.3		260,866.2		226,801.4		247,903.8		281,387.9

Assets Performance		9,029.0		10,632.9		11,522.3		13,593.1		16,958.1
Liabilities Performance		2,832.3		3,112.3		3,459.7		4,598.9		6,568.0
Net Interest Income		6,196.7		7,520.6		8,062.6		8,994.2		10,390.1
Total interest-earning assets		193,286.4		249,718.3		216,083.0		237,111.5		269,931.7
Net Interest Margin (NIM)		12.7%		11.9%		15.1%		15.2%		15.3%

In 3Q18, Banco Macro’s net fee income totaled Ps.2.1 billion, 9% or Ps.178 million higher than 2Q18, and 32% or Ps.508 million higher than 2Q17.

In the quarter, fee income totaled Ps.2.3 billion, 10% or Ps.200 million higher than in 2Q18. Fees charged on deposit accounts stand out, with an 11% (Ps.139 million) increase; also insurance fees increased 16% or Ps.27 million QoQ. On a yearly basis, fee income increased 32% or Ps.554 million.

In the quarter, total fee expenses increased 12% or Ps.22 million. On a yearly basis, fee expenses increased 29% or Ps.46 million.

5

3Q18 Earnings Release

NET FEE INCOME	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Fee charged on deposit accounts	1,027.2	853.0	1,082.0	1,270.4	1,409.6	11%	37%
Debit and credit card fees (*)	46.3	46.9	53.9	55.2	48.0	-13%	4%
Fees on collection services	266.8	275.0	279.8	338.7	356.0	5%	33%
Insurance fees	156.1	164.2	177.6	175.8	203.2	16%	30%
Fees on private securities	101.1	100.4	99.4	107.6	117.7	9%	16%
Credit related fees	0.8	0.8	0.4	0.1	0.4	300%	-50%
Fees related to transferable securities	16.0	20.6	21.8	25.5	20.0	-22%	25%
Other fees related to foreign trade	44.3	39.7	41.4	50.8	69.7	37%	57%
Other	73.7	74.0	52.1	62.1	61.6	-1%	-16%
Total fee income	1,732.3	1,574.6	1,808.4	2,086.2	2,286.2	10%	32%

Total fee expense (*)	155.6	159.9	157.8	179.6	201.2	12%	29%

Net fee income	1,576.7	1,414.7	1,650.6	1,906.6	2,085.0	9%	32%

(*) In 3Q18 some items were reclassified, as a consequence there were changes in Fee Income and Fee Expenses 3Q18 (57,1M), 2Q18 (30M), 1Q18 (27.1M), 4Q17 (24.3M), 1Q17 (23.1M). Not withstanding Net Fee Income is the same as the one shown in the Income Statement.

In 3Q18 Net Income from financial assets and liabilities at fair value through profit or loss totaled Ps.499 million, with government securities and derivative financial instruments standing out.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY
						%	%
Profit or loss from government securities	141.5	-80.5	55.0	39.0	214.7	451%	52%
Profit or loss from private securities	21.2	6.5	30.8	20.2	66.2	228%	212%
Profit or loss from investment in derivative financing instruments	0.0	0.0	3.3	-3.3	234.5	-7206%	100%
Profit or loss from other financial assets	22.4	8.3	36.1	9.0	62.0	589%	177%
Profit or loss from investment in equity instruments	20.4	132.4	34.6	5.3	0.5	-91%	-98%
Profit or loss from the sale of financial assets at fair value	0.0	10.6	89.4	-110.5	-85.0	-23%	-100%
Income from financial assets at fair value through profit or loss	205.5	77.3	249.2	-40.3	492.9	-1323%	140%

Profit or loss from derivative financing instruments	5.6	6.5	0.0	-6.0	6.0	-200%	7%
Income from financial liabilities at fair value through profit or loss	5.6	6.5	0.0	-6.0	6.0	-200%	7%

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	211.1	59.2	249.2	-46.3	498.9	-1178%	136%

In the quarter Other Operating Income increased 44% or Ps.610 million, with Other income standing out with a 317% or Ps.565 increase related to the buyback of our corporate bonds. On a yearly basis Other Operating Income increased 89% or Ps.935 million.

OTHER OPERATING INCOME	MACRO Consolidated					Variation
IN MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Credit and debit cards	690.0	762.3	735.5	803.8	816.2	2%	18%
Lease of safe deposit boxes	44.5	49.0	49.5	50.5	57.3	13%	29%
Other service related fees	181.5	218.2	227.9	241.1	247.7	3%	36%
Sale of real estate and other non-financial assets	2.8	6.7	109.9	27.2	0.1	-100%	-96%
Other adjustments and interest from other receivables	23.5	16.2	39.9	40.2	73.1	82%	211%
Initial recognition of loans	0.0	-35.0	22.8	33.7	47.4	41%	100%
Sale of property, plant and equipment	0.0	2.6	0.7	0.8	0.8	0%	100%
Others	108.4	124.5	117.8	178.4	743.1	317%	586%
Other Operating Income	1,050.8	1,144.5	1,304.0	1,375.7	1,985.7	44%	89%

6

3Q18 Earnings Release

In 3Q18 Banco Macro’s administrative expenses plus employee benefits totaled Ps.4.5 billion, 13% or Ps.503 million higher than the previous quarter. On a yearly basis administrative expenses plus employee benefits increased 44% or Ps.1.4 billion, due to higher expenses related to employee benefits (salary increases), maintenance, conservation and repair expenses and others.

Employee benefits increased 11% or Ps.277 million QoQ, mainly as a result of the salary increases agreed with the Union. Employee benefits increased 41% or Ps.792 million YoY.

In 3Q18, the efficiency ratio reached 39.1%, lower than the 41.9% posted in 2Q18. In 3Q18 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 12%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 21%.

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Employee benefits	1,928.3	2,185.4	2,017.7	2,443.1	2,719.8	11%	41%
Administrative Expenses	1,186.6	1,394.2	1,402.0	1,549.5	1,775.8	15%	50%
Taxes	179.9	206.4	226.2	223.6	214.4	-4%	19%
Maintenance, conservation fees	150.6	193.0	166.3	207.8	242.7	17%	61%
Directors & statutory auditors´fees	121.5	138.2	162.5	147.4	174.0	18%	43%
Security services	135.8	157.6	147.3	167.5	200.4	20%	48%
Electricity & Communications	90.6	93.2	115.4	121.9	154.4	27%	70%
Other professional fees	92.2	104.6	105.1	124.4	145.2	17%	57%
Rental agreemets	58.3	61.8	64.2	73.7	87.6	19%	50%
Advertising & publicity	56.0	95.1	32.3	55.3	80.6	46%	44%
Personnel allowances	23.1	22.6	22.8	30.5	30.0	-2%	30%
Stationary & Office Supplies	10.7	11.6	12.9	13.2	16.6	26%	55%
Insurance	10.7	10.7	10.7	13.3	14.8	11%	38%
Hired administrative services	4.8	4.7	3.5	4.5	4.9	9%	2%
Other	252.4	294.7	332.8	366.4	410.2	12%	63%
Total Administrative Expenses	3,114.9	3,579.6	3,419.7	3,992.6	4,495.6	13%	44%

Total Employees	8,721	8,774	8,915	8,949	9,096
Branches	448	445	454	455	473
Efficiency ratio	41.6%	37.3%	35.6%	41.9%	39.1%

Accumulated efficiency ratio	41.2%	40.0%	35.6%	38.7%	38.9%

In 3Q18, Other Operating Expenses totaled Ps.2.7 billion, with Turnover Tax and Other expenses standing out with 22% (Ps.291 million) and 5% (Ps.36 million) increases respectively. In 3Q18 Other Operating Expenses increased 16% or Ps.376 million. On a yearly basis Other Operating Expenses increased 59% or Ps. 1.0 billion.

OTHER OPERATING EXPENSES	MACRO Consolidated					Variation
MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Turnover Tax	885.1	987.8	1,155.9	1,309.3	1,600.1	22%	81%
Other provision charges	170.9	343.2	165.8	187.6	223.8	19%	31%
Deposit Guarantee Fund Contributions	54.2	59.4	64.0	68.9	81.7	19%	51%
Donations	24.7	25.2	22.9	24.7	20.1	-19%	-19%
Insurance claims	12.0	8.1	10.4	11.7	15.6	33%	30%
Initial loan recognition	-7.8	0.0	0.0	0.0	0.0	0%	-100%
Late charges and charges payable to the Central Bank	0.0	0.0	0.0	0.0	0.1	100%	100%
Others	551.0	640.2	610.2	715.3	751.6	5%	36%
Other Operating Expenses	1,690.1	2,063.9	2,029.2	2,317.5	2,693.0	16%	59%

7

3Q18 Earnings Release

In 3Q18, Banco Macro's effective income tax rate was 30.9%, compared to 28.8% in 2Q18 and 35.6% in 3Q17. The lower effective tax rate is explained by the reduction in statutory tax rates included in the latest tax reform bill approved by Congress (Law 27.430/2017). As of January 2018 statutory tax rate is reduced from 35% to 30% and starting from January 2020 statutory tax rate will be further reduced to 25%.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.167.9 billion, increasing 11% or Ps.16.7 billion QoQ and 43% or Ps.50.7 billion YoY.

Within commercial loans, growth was driven by Overdrafts, Others and Documents, which grew 52%, 31% and 14% QoQ, respectively.

The main growth in consumer lending was driven by mortgage loans and personal loans which grew 9% and 3% QoQ, respectively.

As of 3Q18, Banco Macro´s market share over private sector loans was 7.5%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Overdrafts	12,170.4	8,829.3	12,015.4	10,636.2	16,120.9	52%	32%
Discounted documents	14,452.7	17,272.1	18,200.5	19,462.6	22,280.9	14%	54%
Mortgages loans	6,247.0	8,057.5	10,226.5	11,882.6	12,998.5	9%	108%
Pledged loans	3,551.3	4,150.1	4,133.0	4,406.0	5,010.3	14%	41%
Personal loans	42,361.4	47,376.8	51,663.4	55,195.0	56,691.5	3%	34%
Credit Card loans	21,507.2	24,971.9	26,350.0	28,073.9	27,701.4	-1%	29%
Others	15,356.1	16,308.1	18,551.6	20,144.5	26,414.9	31%	72%
IFRS adjustment	-276.2
Total loan portfolio	115,370.0	126,965.8	141,140.3	149,800.6	167,218.4	12%	45%

Financial trusts	1,281.8	1,011.8	683.4	919.4	189.1	-79%	-85%
Leasing	526.3	587.5	550.5	515.8	480.4	-7%	-9%
Total financing to the private sector	117,178.0	128,565.1	142,374.2	151,235.8	167,887.9	11%	43%

Public Sector Assets

In 3Q18, the Bank’s public sector assets (excluding LEBACs/LELIQs) to total assets ratio was 4.2%, higher than the 3.0% registered in the previous quarter, and than the 3.1% posted in 3Q17.

In 3Q18, a 98% decrease in LEBACs position and a Ps.34.3 billion increase in LELIQs position securities stand out. Other government securities increased 85% or Ps.5.1 billion during 3Q18.

8

3Q18 Earnings Release

PUBLIC SECTOR ASSETS	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Lebacs	26,461.8	35,645.3	31,674.0	40,000.8	650.9	-98%	-98%
Leliqs	0.0	0.0	1,294.6	0.0	34,260.2	100%	100%
Other	4,638.5	1,930.0	1,786.1	6,012.2	11,140.6	85%	140%
Government securities	31,100.3	37,575.3	34,754.7	46,013.0	46,051.7	0%	48%
Provincial loans	1,832.2	1,797.3	1,826.9	1,973.4	1,856.0	-6%	1%
Loans	1,832.2	1,797.3	1,826.9	1,973.4	1,856.0	-6%	1%
Purchase of government bonds	39.5	42.1	44.5	59.7	59.7	0%	51%
Other receivables	39.5	42.1	44.5	59.7	59.7	0%	51%

TOTAL PUBLIC SECTOR ASSETS	32,972.0	39,414.7	36,626.1	48,046.1	47,967.4	0%	45%

TOTAL PUBLIC SECTOR LIABILITIES	10.1	4.5	1.0	0.1	0.1	0%	-99%

Net exposure	32,961.9	39,410.2	36,625.1	48,046.0	47,967.3	0%	46%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	6,510.2	3,769.4	3,657.5	8,045.3	13,056.3	62%	101%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	3.1%	1.7%	1.6%	3.0%	4.2%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.212.6 billion in 3Q18, growing 18% or Ps.33.1 billion QoQ and 56% or Ps.76 billion YoY and representing 82% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits grew 20% or Ps.32.4 billion, while public sector deposits increased 3% or Ps.669 billion.

The increase in private sector deposits was led by time deposits, which grew 23% or Ps.18.2 billion QoQ. In addition, sight deposits increased 18% or Ps.13.2 billion QoQ.

Within private sector deposits, peso deposits increased 7% or Ps.8 billion, while US dollar deposits increased 9% or USD137 million.

As of 3Q18, Banco Macro´s market share over private sector deposits was 6.8%.

9

3Q18 Earnings Release

DEPOSITS	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q18	1Q18	2Q18	3Q18	QoQ	YoY

Public sector	16,461.9	12,890.7	13,846.7	19,404.9	20,073.8	3%	22%

Financial sector	54.6	81.4	93.2	125.4	149.9	20%	174%

Private sector	120,009.6	131,157.1	135,548.2	159,942.9	192,344.9	20%	60%
Checking accounts	20,950.4	20,778.6	20,381.7	21,225.6	23,808.2	12%	14%
Savings accounts	35,039.4	44,531.9	43,307.7	53,507.2	64,110.0	20%	83%
Time deposits	59,147.1	61,602.4	66,881.0	80,250.3	98,430.5	23%	66%
Other	4,872.7	4,244.2	4,977.8	4,959.8	5,996.2	21%	23%
Total	136,526.1	144,129.2	149,488.1	179,473.2	212,568.6	18%	56%

Pesos	106,659.7	112,978.6	119,483.6	131,597.9	140,558.2	7%	32%
Foreign Currency (Pesos)	29,866.4	31,150.6	30,004.5	47,875.3	72,010.4	50%	141%
Foreign Currency (USD)	1,724.6	1,659.2	1,489.6	1,658.8	1,760.8	6%	2%

Banco Macro’s transactional deposits represent approximately 46% of its total deposit base as of 3Q18. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 3Q18, the total amount of other sources of funds increased 8% or Ps.5.8 billion compared to 2Q18. In 3Q18 Subordinated corporate bonds stands out with a 44% or Ps.5.2 billion increase as a consequence of the argentine peso depreciation registered during the quarter.

Shareholders’ Equity increased 2% or Ps.817 million during the quarter, given that net income for the period was offset by the share buyback program.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Central Bank of Argentina	9.8	11.5	13.3	16.1	22.1	37%	126%
Banks and international institutions	423.7	167.4	3.3	1,180.1	2,389.1	102%	464%
Financing received from Argentine financial institutions	1,204.4	995.2	470.4	632.8	814.8	29%	-32%
Subordinated corporate bonds	7,088.6	7,565.8	8,257.8	11,646.2	16,796.4	44%	137%
Corporate bonds	4,913.2	4,712.2	4,913.0	8,125.3	6,512.6	-20%	33%
Shareholders´ equity	43,316.8	46,535.0	50,085.7	50,145.9	50,962.6	2%	18%
Total other source of funds	56,956.5	59,987.1	63,743.5	71,746.4	77,497.6	8%	36%

Liquid Assets

In 3Q18, the Bank’s liquid assets amounted to Ps.110 billion, showing a 17% or Ps.16.1 billion increase QoQ, and a 60% or Ps.41.4 billion increase on a yearly basis.

In 3Q18, Cash increased 37% or Ps.18.6 billion. Also in the quarter LEBAC/LELIQ own portfolio decreased 8% or Ps.3.1 billion.

In 3Q18 Banco Macro’s liquid assets to total deposits ratio reached 51.7%.

10

3Q18 Earnings Release

LIQUID ASSETS	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Cash	37,693.3	35,561.6	29,440.8	50,309.6	68,919.1	37%	83%
Guarantees for compensating chambers	3,739.7	4,005.7	4,141.5	4,821.5	5,383.6	12%	44%
Call	410.0	146.0	1,138.4	620.0	720.0	16%	76%
LEBAC own portfolio	26,688.1	32,655.9	31,674.0	38,038.9	650.9	-98%	-98%
Leliq own portfolio	0.0	0.0	1294.6	0.0	34260.2	100%	100%
Total	68,531.1	72,369.2	67,689.3	93,790.0	109,933.8	17%	60%

Liquid assets to total deposits	50.2%	50.2%	45.3%	52.3%	51.7%

Solvency

Banco Macro continued showing high solvency levels in 3Q18 with an integrated capital (RPC) of Ps.64 billion over a total capital requirement of Ps.19.8 billion. Banco Macro´s excess capital in 3Q18 was 222% or Ps.44.1 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 26.4% in 3Q18, TIER1 Ratio stands at 18.9%

The decreases in the regulatory capital ratio (120b.p.) and in the TIER1 ratio (260b.p.) originated from the share buyback program. During 3Q18 the Bank repurchased 21,463,005 class B common shares for a total amount of Ps.3,113,924,418.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Credit risk requirement	10,942.8	11,023.2	12,371.2	13,184.6	15,338.1	16%	40%
Market risk requirement	711.8	184.4	188.4	450.5	302.8	-33%	-57%
Operational risk requirement	2,959.5	3,219.3	3,530.4	3,843.2	4,198.7	9%	42%
Total capital requirements	14,614.0	14,426.9	16,090.1	17,478.3	19,839.6	14%	36%

Ordinary Capital Level 1 (COn1)	38,899.1	41,709.1	46,564.4	48,526.5	49,096.7	1%	26%
Deductible concepts Level 1 (COn1)	-928.5	-1,022.0	-2,476.2	-2,646.1	-3,185.9	20%	243%
Aditional Capital Level 1 (CAn1)	16.9	18.1	20.9	21.2	0.1	-99%	-99%
Capital Level 2 (COn2)	8,139.3	8,836.5	9,530.0	13,087.2	18,057.9	38%	122%
Integrated capital - RPC (i)	46,126.8	49,541.6	53,639.1	58,988.8	63,968.8	8%	39%

Excess capital	31,512.7	35,114.7	37,549.0	41,510.5	44,129.2	6%	40%

Risk-weighted assets - RWA (ii)	178,691.4	176,323.3	196,622.3	213,678.7	242,411.1	13%	36%

Regulatory Capital ratio [(i)/(ii)]	25.8%	28.1%	27.3%	27.6%	26.4%

Ratio TIER 1 [Capital Level 1/RWA]	21.3%	23.1%	22.4%	21.5%	18.9%

RWA - (ii): Risk Weighetd Assets, considering total capital requirements.

11

3Q18 Earnings Release

Asset Quality

In 3Q18, Banco Macro’s non-performing to total financing ratio reached a level of 1.63%, up form 1.38% in 2Q18, and 1% posted in 3Q17.

Both Commercial and Consumer portfolio non-performing loans increased 27bp in 3Q18.

The coverage ratio reached 131.05% in 3Q18. Write-offs over total loans totaled 0.21%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards. Banco Macro’s low non-performing to total financing ratio and high coverage ratio are among the best in the industry.

ASSET QUALITY	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Commercial portfolio	48,541.0	48,851.6	56,697.6	59,005.7	69,497.4	18%	43%
Non-performing	127.7	187.6	222.1	367.6	624.1	70%	389%
Consumer portfolio	75,910.0	87,734.1	95,573.9	102,220.6	110,947.5	9%	46%
Non-performing	1,121.5	1,275.9	1,468.7	1,857.4	2,315.7	25%	106%
Total portfolio	124,451.0	136,585.7	152,271.5	161,226.3	180,444.9	12%	45%
Non-performing	1,249.2	1,463.5	1,690.8	2,225.0	2,939.8	32%	135%
Total non-performing/ Total portfolio	1.00%	1.07%	1.11%	1.38%	1.63%

Total allowances	2,489.0	2,666.7	3,015.5	3,321.9	3,852.7	16%	55%
Coverage ratio w/allowances	199.25%	182.21%	178.35%	149.30%	131.05%
Write Offs	225.0	285.1	239.7	385.9	383.3	-1%	70%
Write Offs/ Total portfolio	0.16%	0.19%	0.16%	0.24%	0.21%

12

3Q18 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

CER adjustable ASSETS
Private sector loans (*)	3,442.7	3,582.2	10,661.6	12,845.4	12,758.8	-1%	271%
Other loans	0.3	10.5	0.4	0.5	0.8	60%	167%
Total CER adjustable assets	3,443.0	3,592.7	10,662.0	12,845.9	12,759.6	-1%	271%

CER adjustable LIABILITIES
Deposits (*)	98.1	86.7	536.0	737.3	834.6	13%	751%
Other liabilities from financial intermediation	8.7	3.9	0.0	0.0	0.0	0%	-100%
Total CER adjustable liabilities	106.8	90.6	536.0	737.3	834.6	13%	681%

NET CER EXPOSURE	3,336.2	3,502.1	10,126.0	12,108.6	11,925.0	-2%	257%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Variation
In MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Cash and deposits in Banks	25,191.5	21,049.4	13,224.8	27,819.2	38,954.1	40%	55%
Cash	1,099.8	1,602.8	1,409.7	1,802.9	3,351.4	86%	205%
Central Bank of Argentina	13,071.0	14,366.4	9,670.9	20,866.1	25,970.3	24%	99%
Other financial institutions local and abroad	11,019.6	3,765.0	1,929.3	5,109.9	9,353.5	83%	-15%
Others	1.1	1,315.2	214.9	40.3	278.9	592%	25255%
Net Income from financial instruments at fair value through P&L	45.8	50.9	112.1	230.8	250.4	8%	447%
Derivatives	0.0	0.6	0.0	0.7	0.0	-100%	0%
Other financial assets	677.7	875.4	1,220.3	1,233.8	1,697.1	38%	150%
Loans and other financing	18,928.8	18,771.0	22,541.5	27,830.1	45,775.0	64%	142%
Non financial public sector	0.0	0.0	0.0	0.0	0.1	100%	100%
Other financial institutions	178.9	175.1	500.4	254.7	567.0	123%	217%
Non financial private sector & foreign residents	18,749.9	18,595.9	22,041.1	27,575.4	45,207.9	64%	141%
Other debt securities	2,014.0	1,092.9	1,095.1	1,306.6	3,105.3	138%	54%
Guarantess received	216.6	247.0	263.8	581.9	988.1	70%	356%
Investment in equity instruments	4.2	4.0	4.5	5.9	7.3	24%	74%
Investment in associates and joint ventures	0.1	0.0	0.0	0.0	0.0	0%	-100%
Total Assets	47,078.7	42,091.2	38,462.1	59,009.0	90,777.3	54%	93%
Deposits	29,868.4	31,150.6	30,004.5	47,875.3	72,010.4	50%	141%
Non financial public sector	3,817.1	3,927.0	1,409.9	2,676.0	2,347.6	-12%	-38%
Financial sector	34.4	45.9	54.0	77.4	113.8	47%	231%
Non financial private sector & foreign residents	26,016.9	27,177.7	28,540.6	45,121.9	69,549.0	54%	167%
Derivatives	0.0	0.0	0.0	0.0	0.6	100%	100%
Other liabilities from financial intermediation	1,503.9	1,382.7	1,475.7	2,406.0	3,516.4	46%	134%
Non-subordinated corporate bonds	1,551.9	887.3	265.2	1,180.1	2,405.0	104%	55%
Subordinated corporate bonds	7,090.7	7,589.9	8,279.4	11,646.2	16,796.4	44%	137%
Other liabilities	5.3	49.1	16.3	24.9	40.3	62%	660%
Total Liabilities	39,991.8	41,035.5	40,019.5	63,132.5	94,769.1	50%	137%

NET FX POSITION (Pesos)	7,086.9	1,055.7	-1,557.4	-4,123.5	-3,991.8	-3%	-156%
NET FX POSITION (USD)	409.2	56.2	-77.3	-142.9	-97.6	-32%	-124%

13

3Q18 Earnings Release

Relevant and Recent Events

•	Interest Payment Class C Peso denominated Notes. In October 2018, the Bank paid quarterly interest on Class C peso denominated notes in the amount of Ps.325,508,523.97

•	Interest Payment Class A subordinated Notes. In November 2018, the Bank paid semiannual interest on Class A subordinated notes in the amount of USD 13,500,000

•	Interest Payment Class B peso denominated notes. In November 2018, the Bank paid semiannual interest on Class B peso denominated notes in the amount of Ps.296,717,050

•	Cancellation of Class B peso denominated notes. In October 2018, the Board of Directors of the Bank decided to cancel Class B, 17.5%, with final maturity in 2022 peso denominated notes for an aggregate principal amount of Ps.1,229,518.000

•	Share Repurchase Program. On August 8th, 2018 the Board of Directors of the Bank established the terms and conditions for the repurchase of shares issued by the Bank. On August 30th, 2018 this decision was further extended until September 25th, 2018. The maximum amount of the investment that was approved at the time was up to Ps.5,000,000,000 and the maximum amount of shares to be acquired was set at 33,483,151 shares (equivalent to 5% of the Bank’s capital stock). During the last buyback 21,463,005 shares were repurchased for a total amount of Ps.3,113,924,418 with a pending use of funds of Ps.1,886,075,582. On October 17, 2018 in accordance with Article 64 of Law No. 26,831 and the Rules of the CNV the Board of Directors decided to resume the repurchase of shares and established the following terms and conditions for the acquisition of shares issued by the Bank:

1.	Maximum amount of the investment: Up to Ps$. 1,886,075,582
2.	Maximum number of shares to be acquired: 12,020,146 shares
3.	Maximum payable price: Up to Ps$. 158.00 per share.
4.	Term for the acquisition: Until November 2nd, 2018.

As of November 2, 2018 6,774,019 shares had been repurchased (bringing the total amount of shares repurchased to 28,237,024) for a total of Ps.995,785,668.1 (Ps.4,109,710,086.1)

•	Extension of the Agreement with the Province of Misiones. In October the Bank was notified of the extension of the term of the Agreement with the Province of Misiones by which the Bank serves as financial agent to the Province. In this regard, the Agreement has been extended for a period of ten years starting on January 1st, 2020, consequently, expiring on December 31st, 2029.

Regulatory Changes

•	Reserve Requirements. On August 30th, 2018, through Communication “A” 6552 the Central Bank of Argentina (BCRA) increased reserve requirements by 500bp. for sight and time deposits. This increase in reserve requirements can be integrated with Pesos or Leliq/Nobac.

•	Reserve Requirements. On September 14th, 2018, through Communication “A” 6559 the Central Central Bank of Argentina (BCRA) increased reserve requirements by 500bp. for sight and time deposits. This increase in reserve requirements can be integrated with Pesos or Leliq/Nobac.

•	Reserve Requirements. On September 28th, 2018, through Communication “A” 6575 the Central Central Bank of Argentina (BCRA) increased reserve requirements by 300bp. for sight and time deposits. This increase in reserve requirements can be integrated with Pesos or Leliq/Nobac

•	Reserve Requirements. On November 8th, 2018 the Central Bank of Argentina, through communication “A” 6595 established reserve requirements for foreign capital inflows, in attempt to discourage the inflow of short term speculative funds. Reserve requirements stand at 23% for funds that will stay in the country up to 29 days; 17% for funds that will stay up to 59 days; 11% for funds that will stay at least 90 days, and 0% for funds that stay over a year.

14

3Q18 Earnings Release

RESERVE REQUIREMENTS	Total Res. Req.		Non Remunerated Res. Req.		Remunerated Res. Req.
	Trans. Deposits	Time Deposits	Trans. Deposits	Time Deposits	Trans. Deposits	Time Deposits

2015	17.0%	13.0%	17.0%	13.0%	0.0%	0.0%
August 2017	20.0%	14.0%	20.0%	14.0%	0.0%	0.0%
18 June 2018	23.0%	17.0%	20.0%	14.0%	3.0%	3.0%
02 July 2018	26.0%	20.0%	23.0%	17.0%	3.0%	3.0%
18 July 2018	28.0%	22.0%	23.0%	17.0%	5.0%	5.0%
16 August 2018	31.0%	25.0%	26.0%	20.0%	5.0%	5.0%
01 September 2018	36.0%	30.0%	26.0%	20.0%	10.0%	10.0%
19 September 2018	41.0%	35.0%	31.0%	20.0%	10.0%	15.0%
28 September 2018	44.0%	38.0%	31.0%	20.0%	13.0%	18.0%

Increase in Reserve Requirements	24.0%	24.0%	11.0%	6.0%	13.0%	18.0%

•	Inflation Adjustment. As of September 30, 2018, rules and regulations from the Central Bank of Argentina and C.N.V. (National Securities Commission) prevent the application of the inflation adjustment, in accordance with the provisions of Decree N°664/03 of the Executive Branch. Therefore, the criteria for restating the financial information established in IAS 29 has not been used. IAS 29 refers to the recognition of the effects of inflation on the entity's equity and results, expressing them in constant currency as of the date of the financial reports, and as a consequence they would differ significantly from the figures currently reported.

15

3Q18 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Variation
IN MILLIONS $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

ASSETS
Cash and deposits in Banks	37,693.3	35,561.6	29,440.8	50,309.6	68,919.1	37%	83%
Cash	5,735.3	6,761.4	7,386.0	6,588.0	8,827.6	34%	54%
Central Bank of Argentina	20,909.2	23,703.5	19,891.7	38,529.5	50,419.0	31%	141%
Other locan & foreign entities	11,047.7	3,781.5	1,948.2	5,151.8	9,393.7	82%	-15%
Other	1.1	1,315.2	214.9	40.3	279.0	592%	25264%
Debt securities at fair value through profit & loss	805.0	1,086.0	605.2	1,339.7	1,759.5	31%	119%
Derivatives	4.9	8.2	4.6	43.0	71.4	66%	1350%
Repo Transactions	956.8	1,419.8	587.3	156.2	0.0	-100%	-100%
Other financial assets	2,740.0	2,272.7	3,055.0	2,515.4	3,308.6	32%	21%
Loans & other recievables	120,336.3	132,658.7	147,618.8	155,620.5	174,288.3	12%	45%
Non Financial Public Sector	1,890.3	1,865.9	1,886.0	2,040.8	1,942.5	-5%	3%
Financial Sector	2,999.9	3,239.5	4,042.0	3,263.3	4,647.1	42%	55%
Non Financial private sector and foreign	115,446.0	127,553.3	141,690.8	150,316.4	167,698.9	12%	45%
Other debt securities	31,889.0	34,703.8	34,745.7	43,162.6	44,976.1	4%	41%
Financial assets in guarantee	4,347.2	7,638.4	4,729.2	7,477.1	6,241.2	-17%	44%
Investments in equity instruments	177.3	282.7	110.2	50.0	51.9	4%	-71%
Investments in other companies (subsidiaries and joint ventures)	106.2	218.9	288.0	97.8	85.4	-13%	-20%
Property, plant and equipment	6,810.6	7,092.0	7,233.7	7,591.2	7,897.6	4%	16%
Intangible assets	779.0	828.0	947.3	993.8	1,147.4	15%	47%
Deferred income tax assets	31.3	27.8	33.4	46.8	56.8	21%	81%
Other non financial assets	2,261.4	2,339.9	2,157.6	2,204.8	2,215.8	0%	-2%
Non-current assets held for sale	204.7	199.9	109.4	126.6	126.5	0%	-38%
TOTAL ASSETS	209,143.1	226,339.1	231,666.2	271,735.1	311,146.0	15%	49%

LIABILITIES
Deposits	136,526.1	144,129.2	149,488.1	179,473.2	212,568.6	18%	56%
Non Financial Public Sector	16,461.9	12,890.7	13,846.7	19,404.9	20,073.8	3%	22%
Financial Sector	54.6	81.4	93.2	125.4	149.9	20%	174%
Non Financial private sector and foreign	120,009.6	131,157.1	135,548.2	159,942.9	192,344.9	20%	60%
Liabilities at fair value through profit & loss	-	6.5	12.8	0.0	0.2	100%	100%
Derivatives	1.0	23.1	13.7	34.2	211.7	519%	21070%
Repo Transactions	295.2	2,688.1	9.2	1,829.2	0.0	-100%	-100%
Other financial liabilities	7,668.4	10,561.2	9,093.9	11,195.1	12,794.7	14%	67%
Financig received from Central Bank and Other Financial Institutions	1,637.9	1,174.1	487.0	1,829.0	3,245.5	77%	98%
Issued Corporate Bonds	4,939.5	4,712.2	4,913.0	8,125.3	6,512.6	-20%	32%
Current income tax liabilities	2,433.5	3,975.3	4,072.1	1,781.1	2,109.0	18%	-13%
Subordinated corporate bonds	7,062.3	7,565.8	8,257.8	11,646.2	16,796.4	44%	138%
Provisions	477.5	694.9	734.6	784.6	798.4	2%	67%
Deferred income tax liabilities	974.6	496.8	357.9	211.1	131.6	-38%	-86%
Other non financial liabilities	3,638.3	3,576.0	3,917.2	4,436.0	5,012.2	13%	38%
TOTAL LIABILITIES	165,654.4	179,603.2	181,357.3	221,345.0	260,180.9	18%	57%

SHAREHOLDERS' EQUITY
Capital Stock	669.7	669.7	669.7	669.7	669.7	0%	0%
Issued Shares premium	12,426.8	12,428.5	12,428.5	12,428.5	12,428.5	0%	0%
Adjustment to Shareholders' Equity	4.5	4.5	4.5	4.5	4.5	0%	0%
Reserves	20,363.4	20,363.4	20,363.4	26,403.8	23,289.9	-12%	14%
Retained earnings	2,799.1	2,799.1	12,864.4	3,475.7	3,264.7	-6%	17%
Other accumulated comprehensive income	89.3	204.6	213.0	505.9	819.3	62%	818%
Net income for the period / fiscal year	6,964.0	10,065.4	3,542.2	6,657.8	10,486.0	57%	51%
Shareholders' Equity attributable to parent company	43,316.8	46,535.0	50,085.7	50,145.9	50,962.6	2%	18%

Shareholders' Equity attributable to non controlling interest	171.9	200.9	223.2	244.2	2.5	-99%	-99%
TOTAL SHAREHOLDERS' EQUITY	43,488.7	46,735.9	50,308.9	50,390.1	50,965.1	1%	17%

16

3Q18 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Variation
IN MILLION $	3Q17	4Q17	1Q18	2Q18	3Q18	QoQ	YoY

Interest Income	8,869.5	10,441.2	11,336.8	13,616.8	16,809.1	23%	90%
Interest Expense	2,783.6	3,036.0	3,395.7	4,524.0	6,486.3	43%	133%
Net Interest Income	6,085.9	7,405.2	7,941.1	9,092.8	10,322.8	14%	70%
Fee income	1,755.4	1,598.9	1,835.5	2,116.2	2,229.1	5%	27%
Fee expense	178.7	184.2	184.9	209.6	144.1	-31%	-19%
Net Fee Income	1,576.7	1,414.7	1,650.6	1,906.6	2,085.0	9%	32%
Subtotal (Net Interest Income + Net Fee Income)	7,662.6	8,820.0	9,591.7	10,999.4	12,407.8	13%	62%
Net Income from financial instruments at Fair Value Through Profit & Loss	211.1	199.1	249.2	-46.3	498.9	1178%	136%
Result from assets at amortised cost	18.4	-26.1	-2.9	-	-3.0	-100%	-116%
Difference in quoted prices of gold and foreign currency	578.0	255.0	150.6	-1,012.3	-1,244.4	23%	-315%
Other operating income	1,050.8	1,177.1	1,304.0	1,375.7	1,985.7	44%	89%
Provision for loan losses	343.1	421.8	566.8	571.3	732.3	28%	113%
Net Operating Income	9,177.9	10,003.3	10,725.8	10,745.2	12,912.7	20%	41%
Personnel expenses	1,928.3	2,185.4	2,017.7	2,443.1	2,719.8	11%	41%
Administrative expenses	1,186.6	1,394.2	1,402.0	1,549.5	1,775.8	15%	50%
Depreciation and impairment of assets	145.0	179.5	162.9	172.6	186.5	8%	29%
Other operating expense	1,690.1	2,097.4	2,029.2	2,317.6	2,693.0	16%	63%
Operating Income	4,227.8	4,146.8	5,114.0	4,262.4	5,537.6	30%	31%
Income from associates and joint ventures	45.9	108.3	75.4	145.1	12.4	-91%	-73%
Net Income before income tax on continuing operations	4,273.7	4,255.1	5,189.4	4,407.5	5,550.0	26%	30%
Income tax on continuing operations	1,519.7	1,123.2	1,624.9	1,270.7	1,717.7	35%	13%
Net Income from continuing operations	2,754.0	3,131.9	3,564.5	3,136.8	3,832.3	22%	39%

Net Income for the period	2,754.0	3,131.9	3,564.5	3,136.8	3,832.3	22%	39%
Net Income of the period attributable to parent company	2,733.6	3,103.0	3,542.1	3,115.7	3,828.2	23%	40%
Net income of the period attributable to non-controlling interests	20.4	28.9	22.4	21.1	4.1	-81%	-80%

Other Comprehensive Income	0.7	115.2	8.5	292.8	313.4	7%	44671%
Foreign currency translation differences in financial statements conversion	36.7	64.1	53.7	344.4	453.9	32%	1137%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-36.0	51.1	-45.2	-51.6	-140.5	172%	290%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2,754.7	3,247.1	3,573.0	3,429.6	4,145.6	21%	50%
Total Comprehensive Income attributable to parent Company	2,734.2	3,218.2	3,550.7	3,408.4	4,141.6	22%	51%
Total Comprehensive Income attributable to non-controlling interests	20.5	28.9	22.3	21.2	4.0	-81%	-80%

17

3Q18 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	3Q17	4Q17	1Q18	2Q18	3Q18
Profitability & performance
Net interest margin	12.7%	11.9%	15.4%	13.5%	13.4%
Net interest margin adjusted (exc. FX)	13.9%	12.4%	15.1%	15.2%	15.3%
Net fee income ratio	21.5%	14.8%	17.2%	19.2%	20.0%
Efficiency ratio	41.6%	37.3%	35.6%	41.9%	39.1%
Net fee income as % of A&G Expenses	51.8%	39.7%	48.4%	45.7%	51.3%
Return on average assets	5.4%	4.8%	6.4%	5.1%	5.4%
Return on average equity	27.9%	29.5%	29.4%	25.1%	29.0%
Liquidity
Loans as a percentage of total deposits	87.5%	91.4%	98.7%	86.7%	82.0%
Liquid assets as a percentage of total deposits	50.2%	50.2%	45.3%	52.3%	51.7%
Capital
Total equity as a percentage of total assets	20.8%	20.6%	21.7%	18.5%	16.4%
Regulatory capital as % of APR	25.8%	28.1%	27.3%	27.6%	26.4%
Asset Quality
Allowances over total loans	2.0%	2.0%	2.0%	2.1%	2.1%
Non-performing financing as a percentage of total financing	1.0%	1.1%	1.1%	1.4%	1.6%
Coverage ratio w/allowances	199.2%	182.2%	178.4%	149.3%	131.1%
Cost of Risk	1.3%	1.5%	1.7%	1.5%	1.8%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	3Q17	4Q17	1Q18	2Q18	3Q18
Profitability & performance
Net interest margin	13.4%	12.7%	15.4%	14.4%	14.0%
Net interest margin adjusted (exc. FX)	12.5%	12.0%	15.1%	15.2%	15.2%
Net fee income ratio	21.9%	19.7%	17.2%	18.2%	18.8%
Efficiency ratio	41.2%	40.0%	35.6%	38.7%	38.9%
Net fee income as % of A&G Expenses	53.1%	49.3%	48.4%	47.0%	48.5%
Return on average assets	5.4%	5.6%	6.4%	5.7%	5.6%
Return on average equity	31.6%	31.0%	29.4%	27.2%	27.8%
Liquidity
Loans as a percentage of total deposits	87.5%	91.4%	98.7%	86.7%	82.0%
Liquid assets as a percentage of total deposits	50.2%	50.2%	45.3%	52.3%	51.7%
Capital
Total equity as a percentage of total assets	20.8%	20.6%	21.7%	18.5%	16.4%
Regulatory capital as % of APR	25.8%	28.1%	27.3%	27.6%	26.4%
Asset Quality
Allowances over total loans	2.0%	2.0%	2.0%	2.1%	2.1%
Non-performing financing as a percentage of total financing	1.0%	1.1%	1.1%	1.4%	1.6%
Coverage ratio w/allowances	199.2%	182.2%	178.4%	149.3%	131.1%
Cost of Risk	1.3%	1.5%	1.7%	1.5%	1.8%

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 27, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer